IN THE MATTER OF

FILE NO. 70-10251

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Allegheny Energy, Inc.

800 Cabin Hill Drive

Greensburg, PA 15601

The Commission is requested to send copies of all notices, orders and communications in connection with this Application / Declaration to:

Jeffrey D. Serkes Senior Vice President and Chief Financial Officer Allegheny Energy Inc. 800 Cabin Hill Drive Greensburg, PA 15601	Hyun Park Vice President and General Counsel Allegheny Energy, Inc. 800 Cabin Hill Drive Greensburg, PA 15601

On April 29, 2005, the Securities and Exchange Commission (the “SEC”) issued Release No. 35-27963 in File No. 70-10251 (the “Order”) authorizing, among other things, financing transactions, payment of dividends, subsidiary reorganization and capitalization changes, system money pools, and certain exemptions from at-cost requirements. The order directed that Allegheny Energy, Inc. (the “Company”) file with the SEC certificates pursuant to Rule 24 of the Public Utility Holding Company Act (the “Act”) on a quarterly basis within 60 days from the end of the first three calendar quarters and within 90 days from the end of the last calendar quarter. This certificate reports transactions from July 1, 2005 through September 30, 2005 (“the current period”).

The Company hereby certifies the matters set forth below pursuant to Rule 24 of the Act and the Order:

a.)  If sales of common stock by Allegheny are reported, the purchase price per share and market price per share at the date of the agreement of sale:

None.

b.)  The total number of shares of common stock issued during the quarter, contributed to Allegheny’s pension plan and any employee benefit or executive compensation plans adopted after the issuance of the Commission’s order in this proceeding:

401K Shares issued	70,240
Long-term Incentive Plan and other shares issued	82,133
Total	152,373

c.)  If a guarantee or other form of credit support is issued during the quarter, the name of the issuing company, the name of the subsidiary to which the issuance pertains, and the amount, terms and purpose of the guarantee or other form of credit support:

A letter of credit for $125.0 million that expires in June 2006 was issued on September 23, 2005 on behalf of Allegheny as collateral to stay enforcement of a judgment in Allegheny’s litigation against Merrill Lynch while an appeal is pending.

d.)  The amount and terms of any short-term debt issued by Allegheny during the quarter:

None.

e.)  The amount and terms of any financings not exempt under rule 52 by any Operating Utility during the quarter:

None.

f.)  The amount and terms of any financings not exempt under rule 52 consummated by AE Supply or any Non-utility Applicant during the quarter:

On July 21, 2005, AE Supply and certain of its subsidiaries entered into a secured term loan facility (the “New AE Supply Term Loan”) of $1.07 billion. The New AE Supply Term Loan matures in 2011 and has an initial interest rate equal to LIBOR plus 1.75%. The interest rate will improve to LIBOR plus 1.50% if AE Supply’s credit ratings improve from current levels. Proceeds from the New AE Supply Term Loan were used, in part, to refinance approximately $738 million outstanding under the prior AE Supply loan.

Proceeds from the New AE Supply Term Loan were also used on August 22, 2005 to redeem AE Supply’s 10.25% Senior Notes due 2007, which had a principal amount outstanding of approximately $331 million. Also on August 22, 2005, AE Supply used cash on hand to redeem its 13.0% Senior Notes due 2007, which had a principal amount outstanding of approximately $35 million.

On August 1, 2005, AE used the proceeds of its $300 million senior unsecured term loan to refinance the aggregate principal outstanding amount under AE’s 7.75% Notes due August 1, 2005.

g.)  The amount and terms of any financings by any Operating Company during the quarter that are exempt under rule 52:

On August 15, 2005, Potomac Edison issued $145 million of 5.125% First Mortgage Bonds due 2015. Approximately $143 million of the proceeds, together with available cash, was used to redeem Potomac Edison’s $65 million of outstanding 7.75% First Mortgage Bonds due 2025 and its $80 million of outstanding 7.625% First Mortgage Bonds due 2025.

On September 27, 2005, WPP Funding LLC, a subsidiary of West Penn, issued $115.0 million of 4.46% Transition Bonds, Series 2005-A with an expected maturity of June 2010. These bonds securitize funds to be collected from West Penn’s customers for stranded cost recovery. Interest on these bonds will accrue and be added to the principal amount of the bonds until the first scheduled interest payment date following final payment of the Transition Bonds, Series 1999-A issued by West Penn Funding LLC, which is expected to occur in June 2008. Thereafter, interest on these bonds will be paid quarterly.

h.)  The amount and terms of any financings by AE Supply or any Non-utility Applicant during the quarter that are exempt under rule 52:

None.

i.)  The notional amount and principal terms of any instruments to hedge interest rate or currency risk entered into during the quarter and the identity of the parties to these instruments:

None.

j.)  The name, parent company and amount invested in any new intermediate company or Capital Corp during the quarter:

None.

k.)  Future registration statements filed under the Securities Act of 1933 with respect to securities that are subject to this Application will be filed (or incorporated by reference) as exhibits to the next certificate filed under rule 24:

None.

ALLEGHENY ENERGY, INC.

November 29, 2005	By:	/s/ Thomas R. Gardner
Thomas R. Gardner
Vice President, Controller &
Chief Accounting Officer